

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 22, 2016

Via E-mail
Alan F. Feldman
Chief Executive Officer
Resource Apartment REIT III, Inc.
1845 Walnut Street, 18th Floor
Philadelphia, Pennsylvania 19103

> **Re: Resource Apartment REIT III, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed January 14, 2016**
> **File No. 333-207740**

Dear Mr. Feldman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2015 letter.

General

1. We note that the table on the prospectus cover page describes the distribution and shareholder servicing fee in footnote 3 rather than footnote 2, which is linked to selling commissions and dealer manager fees. Please revise so that your disclosure of the distribution and stockholder servicing fee is consistently linked to the selling commissions and dealer manager fees.

2. We note your response to comment 4 and your disclosure on page 22. Please revise to increase the size of the footnotes and clarify that total underwriting compensation on the Class T shares would be approximately 10% (i.e. 6% selling commission and dealer manager fees plus 4% distribution and shareholder servicing fee) if the distribution and shareholder servicing fees are paid in full. In this regard, we note that your sponsor is

paying 3% of the selling commissions but recouping such amount through the Contingent Advisor Payment.

3. We note your disclosure that you will not reimburse your sponsor or its affiliates for the selling commissions. Please revise to clarify, if true, that you pay your sponsor fees that may be higher than fees paid by other non-traded REITs or advise. In this regard, we note that you pay your sponsor an acquisition fee of up to 3.85%.

Estimated Use of Proceeds, page 73

4. We note your disclosure in footnote (2) that, for the sales of Class A shares, 3% of the selling commissions will be paid by the sponsor and, for the Class T shares, all of the selling commissions will be paid by the sponsor. Please revise this footnote and the compensation table to clarify that the sponsor will recoup this amount through the Contingent Advisor Payment or advise.

5. We note your disclosure in footnote (4). Please revise to more concisely describe the Contingent Advisor Payment and any holdback amounts in footnote (4) and the compensation table. In addition, please clarify that your sponsor will recoup any selling commissions that it pays through the Contingent Advisor Payment or advise.

6. We note from your disclosure on page 198 that pursuant to the dealer manager agreement, your sponsor may cease payment of selling commissions in connection with this offering, in which case you would have to begin paying the selling commissions out of the offering proceeds. Please tell us what consideration you gave to disclosing this in the footnotes to the Estimated Use of Proceeds table.

Investment Objectives and Policies, page 109

Experience Buying, Improving and Selling Discounted Real Estate…, page 116

7. We note your response to comment 15. Please tell us how you considered whether any of the entities, including Resource America, Inc., are programs of Resource Real Estate such that disclosure related to such entities is required under Industry Guide 5. Please also consider adding a column to the table starting on page 117 that identifies the entity that disposed of the asset.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jamie John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Andrew Davisson, Esq. (*via E-mail*)
         DLA Piper LLP